                                                                    Exhibit 99.1

          AMDOCS LIMITED REPORTS 23% GROWTH IN REVENUE TO A RECORD $626
                  MILLION FOR THE THIRD QUARTER OF FISCAL 2006

           32% GROWTH IN DILUTED NON-GAAP EARNINGS PER SHARE TO $0.49;
                    DILUTED GAAP EARNINGS PER SHARE OF $0.39

Key highlights:

     -    Third quarter revenue grew 23% to $626 million

     - 32% increase in third quarter diluted non-GAAP EPS, excluding acquisition-related costs and equity-based compensation expense, net of related tax effects, to $0.49; Exceeds guidance of $0.46

     -    Diluted GAAP EPS of $0.39

     -    Free cash flow of $94 million for the quarter

     - Qpass acquisition positions Amdocs as the leader in the emerging digital content market

     - After the quarter, Amdocs announced that it signed an agreement to acquire Cramer Systems Group Ltd., a leading provider of operations support systems (OSS) software and solutions, for approximately $375 million in cash, net of cash on hand

     - Fourth quarter fiscal 2006 guidance: Expected revenue of approximately $657 million and diluted non-GAAP EPS of $0.49, excluding acquisition-related costs and approximately $0.04-$0.05 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.41-$0.42. This guidance excludes any potential impact of the pending acquisition of Cramer

     - Preliminary fiscal 2007 guidance: Expected revenue of approximately $2.880 - $2.980 billion and diluted non-GAAP EPS of $2.06 - $2.16, which exclude acquisition-related costs and approximately $0.19-$0.22 per share of equity-based compensation expense, net of related tax effects. This guidance includes the expected impact of the pending acquisition of Cramer. Amdocs expects to provide guidance for 2007 diluted GAAP EPS after the purchase price accounting for the acquisition is completed

ST. LOUIS, MO - JULY 19, 2006 - Amdocs Limited (NYSE: DOX) today reported that for the quarter ended June 30, 2006, revenue was $626.4 million, an increase of 23.5% from last year's third quarter. Excluding acquisition-related costs, which include amortization of purchased intangible assets and the write-off of in-process research and development and excluding equity-based compensation expense, net of related tax effects, of $20.6 million, net income on a non-GAAP basis was $106.2 million, or $0.49 per diluted share, compared to non-GAAP net income, excluding $1.7 million of acquisition-related costs net of related tax effects, of $78.8 million, or $0.37 per diluted share, in the third quarter of fiscal 2005. The Company's net income was $85.6 million, or $0.39 per diluted share, compared to net income of $77.1 million, or $0.36 per diluted share, in the third quarter of fiscal 2005. Free cash flow, defined as cash flow from operations less net capital expenditures and principal payments on capital leases, was $94 million in the quarter.

"We are pleased to again report record revenues and increasing profitability," said Dov Baharav, chief executive officer of Amdocs Management Limited. "We see demand in the market, which continues to be driven by service providers' need to address competition, consolidation and convergence. We have strengthened our presence in the digital content area with our acquisition of Qpass and we are expanding our OSS activities with our pending acquisition of Cramer. Amdocs is positioned as the only vendor that can provide an end-to-end solution, from business support systems -- or BSS -- to OSS, for the leading services providers. This will put us in the leading position to benefit from the growth opportunities as service providers transform their organizations in order to offer new products and services. We are confident that our success in 2006 will continue as we look towards fiscal 2007."

During the third quarter, Amdocs new business included 11 key wins, across geographies and lines of business. Amdocs expanded its relationship with Rogers Communications, which will install Amdocs CRM across its cable, wireless and telecom lines of business as part of a rollout of an integrated customer management strategy. In Australia, Telstra has selected Amdocs as one of the key vendors for an OSS transformational program. In the United States, Amdocs was awarded several projects related to assisting customers in their consolidation and integration of acquisitions. In broadband cable and satellite, a customer has signed a contract extension. Several other customers, including some new logos, have chosen Amdocs for CRM, Amdocs Partner Management and mediation projects.

FINANCIAL OUTLOOK

Amdocs expects that revenue for the fourth quarter of fiscal 2006 will be approximately $657 million. Diluted earnings per share on a non-GAAP basis for the fourth quarter are expected to be $0.49, excluding acquisition-related costs and the impact of approximately $0.04-$0.05 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.41-$0.42. This guidance excludes any potential impact of the pending acquisition of Cramer. Amdocs expects that it may incur a one-time charge in its fourth fiscal quarter to account for certain costs related to the Cramer acquisition.

Preliminary fiscal 2007 guidance: Expected revenue of approximately $2.880-$2.980 billion and diluted non-GAAP EPS of $2.06-$2.16, which excludes acquisition-related costs and approximately $0.19-$0.22 per share of equity-based compensation expense, net of related tax effects. This guidance includes the expected impact of the pending acquisition of Cramer. Amdocs expects to provide guidance for diluted GAAP EPS after the purchase price accounting for the acquisition is completed.

Amdocs will host a conference call on July 19, 2006 at 5 p.m. Eastern Time to discuss the Company's third quarter results. The call will be carried live on the Internet via www.InvestorCalendar.com and the Amdocs website, www.amdocs.com.

NON-GAAP FINANCIAL MEASURES

This release includes non-GAAP diluted earnings per share and other non-GAAP line items from the Non-GAAP Consolidated Statements of Income, including non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP income before income taxes, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:

     -    amortization of purchased intangible assets;

     -    In-process research and development write-off;

     -    equity-based compensation expense; and

     -    tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures and the Non-GAAP Consolidated Statements of Income are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs' results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs' results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other non-GAAP line items from the Non-GAAP Consolidated Statements of Income, including non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP income before income taxes, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations.

For its internal budgeting process and in monitoring the results of the business, Amdocs' management uses financial statements that do not include amortization of purchased intangible assets, in-process research and development write-off, equity-based compensation expense, and related tax effects. Amdocs' management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, income before income taxes, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.

ABOUT AMDOCS

Amdocs combines innovative software and services with deep business knowledge to accelerate implementation of integrated customer management by the world's leading service providers. By delivering a comprehensive portfolio of software and services that spans the customer lifecycle, Amdocs enables service companies to deliver an intentional customer experience(TM), which results in stronger, more profitable customer relationships. Service providers also benefit from a rapid return on investment, lower total cost of ownership and improved operational efficiencies. A global company with revenue of more than $2 billion in fiscal 2005, Amdocs has over 14,000 employees and serves customers in more than 50 countries around the world. For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F, filed on December 28, 2005 and our quarterly 6-K furnished on February 15 and May 15, 2006.

CONTACT:
Thomas G. O'Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED
                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    THREE MONTHS ENDED      NINE MONTHS ENDED
                                         JUNE 30,                JUNE 30,
                                   -------------------   -----------------------
                                    2006(1)     2005       2006(2)       2005
                                   --------   --------   ----------   ----------
Revenue:
   License                         $ 23,220   $ 27,199   $   85,172   $   74,909
   Service                          603,228    480,156    1,729,433    1,390,394
                                   --------   --------   ----------   ----------
                                    626,448    507,355    1,814,605    1,465,303
Operating expenses:
   Cost of license                      995      1,125        2,973        3,278
   Cost of service                  402,626    324,249    1,165,010      929,487
   Research and development          46,455     31,393      131,392       97,567
   Selling, general and
      administrative                 74,940     56,448      227,289      166,000
   Amortization of purchased
      intangible assets               8,547      2,078       23,588        7,875
   In-process research and
      development                     8,415         --        8,415           --
                                   --------   --------   ----------   ----------
                                    541,978    415,293    1,558,667    1,204,207
                                   --------   --------   ----------   ----------
Operating income                     84,470     92,062      255,938      261,096
Interest income and other, net       14,938      4,305       33,659       14,944
                                   --------   --------   ----------   ----------
Income before income taxes           99,408     96,367      289,597      276,040
Income taxes                         13,823     19,270       46,916       55,203
                                   --------   --------   ----------   ----------
Net income                         $ 85,585   $ 77,097   $  242,681   $  220,837
                                   ========   ========   ==========   ==========
Basic earnings per share           $   0.42   $   0.38   $     1.20   $     1.10
                                   ========   ========   ==========   ==========
Diluted earnings per share(3)      $   0.39   $   0.36   $     1.13   $     1.03
                                   ========   ========   ==========   ==========
Basic weighted average number of
   shares outstanding               204,404    200,494      202,474      201,453
                                   ========   ========   ==========   ==========
Diluted weighted average number
   of shares outstanding            220,109    216,570      217,633      217,608
                                   ========   ========   ==========   ==========

(1) The three months ended June 30, 2006 include equity-based compensation pre-tax expense of $10,948, which was classified as follows: $4,165 to Cost of service, $1,232 to Research and development and $5,551 to Selling, general and administrative.

(2) The nine months ended June 30, 2006 include equity-based compensation pre-tax expense of $31,948, which was classified as follows: $12,237 to Cost of service, $3,041 to Research and development and $16,670 to Selling, general and administrative.

(3) To reflect the impact of assumed conversion of the convertible notes, $985 and $2,964, representing interest expense and amortization of issuance costs, were added back to net income for the three and nine months ended June 30, 2006, respectively, and $988 and $2,955 were added back to net income for the three and nine months ended June 30, 2005, respectively, for the purpose of computing diluted earnings per share.

                                 AMDOCS LIMITED
                           SELECTED FINANCIAL METRICS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                   THREE MONTHS ENDED      NINE MONTHS ENDED
                                        JUNE 30,                JUNE 30,
                                  -------------------   -----------------------
                                    2006       2005        2006         2005
                                  --------   --------   ----------   ----------
Revenue                           $626,448   $507,355   $1,814,605   $1,465,303
Non-GAAP operating income          112,380     94,140      319,889      268,971
Non-GAAP net income                106,169     78,756      291,678      227,132
Non-GAAP diluted earnings per
   share                          $   0.49   $   0.37   $     1.35   $     1.06
Diluted weighted average number
   of shares outstanding           220,109    216,570      217,633      217,608

                                 AMDOCS LIMITED
       RECONCILIATION OF SELECTED FINANCIAL METRICS FROM GAAP TO NON-GAAP
                                 (IN THOUSANDS)

                                                           THREE MONTHS ENDED
                                                             JUNE 30, 2006
                             -----------------------------------------------------------------------------
                                                          RECONCILIATION ITEMS
                                        -------------------------------------------------------
                                        AMORTIZATION
                                        OF PURCHASED    IN-PROCESS    EQUITY BASED
                                         INTANGIBLE    RESEARCH AND   COMPENSATION
                               GAAP        ASSETS       DEVELOPMENT      EXPENSE     TAX EFFECT   NON-GAAP
                             --------   ------------   ------------   ------------   ----------   --------
Operating expenses:
   Cost of license           $    995     $    --        $    --        $     --      $    --     $    995
   Cost of service            402,626          --             --          (4,165)          --      398,461
   Research and
      development              46,455          --             --          (1,232)          --       45,223
   Selling, general and
      administrative           74,940          --             --          (5,551)          --       69,389
   Amortization of
      purchased intangible
      assets                    8,547      (8,547)            --              --           --           --
   In-process research and
      development               8,415          --         (8,415)             --           --           --
                             --------     -------        -------        --------      -------     --------
Total operating expenses      541,978      (8,547)        (8,415)        (10,948)          --      514,068
                             --------     -------        -------        --------      -------     --------
Operating income               84,470       8,547          8,415          10,948           --      112,380
                             --------     -------        -------        --------      -------     --------
Income taxes                   13,823          --             --              --        7,326       21,149
                             --------     -------        -------        --------      -------     --------
Net income                   $ 85,585     $ 8,547        $ 8,415        $ 10,948      $(7,326)    $106,169
                             --------     -------        -------        --------      -------     --------

                                 AMDOCS LIMITED
   RECONCILIATION OF SELECTED FINANCIAL METRICS FROM GAAP TO NON-GAAP (CONT'D)
                                 (IN THOUSANDS)

                                            THREE MONTHS ENDED
                                              JUNE 30, 2005
                             -----------------------------------------------
                                           RECONCILIATION ITEMS
                                        -------------------------
                                        AMORTIZATION
                                        OF PURCHASED
                                         INTANGIBLE
                               GAAP        ASSETS      TAX EFFECT   NON-GAAP
                             --------   ------------   ----------   --------
Operating expenses:
   Cost of license           $  1,125      $    --        $  --     $  1,125
   Cost of service            324,249           --           --      324,249
   Research and
      development              31,393           --           --       31,393
   Selling, general and
      administrative           56,448           --           --       56,448
   Amortization of
      purchased intangible
      assets                    2,078       (2,078)          --           --
   In-process research and
      development                  --           --           --           --
                             --------      -------        -----     --------
Total operating expenses      415,293       (2,078)          --      413,215
                             --------      -------        -----     --------
Operating income               92,062        2,078           --       94,140
                             --------      -------        -----     --------
Income taxes                   19,270           --          419       19,689
                             --------      -------        -----     --------
Net income                   $ 77,097      $ 2,078        $(419)    $ 78,756
                             --------      -------        -----     --------

                                 AMDOCS LIMITED
       RECONCILIATION OF SELECTED FINANCIAL METRICS FROM GAAP TO NON-GAAP
                                 (IN THOUSANDS)

                                                             NINE MONTHS ENDED
                                                               JUNE 30, 2006
                             ---------------------------------------------------------------------------------
                                                            RECONCILIATION ITEMS
                                          -------------------------------------------------------
                                          AMORTIZATION
                                          OF PURCHASED    IN-PROCESS    EQUITY BASED
                                           INTANGIBLE    RESEARCH AND   COMPENSATION
                                GAAP         ASSETS       DEVELOPMENT      EXPENSE     TAX EFFECT    NON-GAAP
                             ----------   ------------   ------------   ------------   ----------   ----------
Operating expenses:
   Cost of license           $    2,973     $      --       $    --       $     --      $     --    $    2,973
   Cost of service            1,165,010            --            --        (12,237)           --     1,152,773
   Research and
      development               131,392            --            --         (3,041)           --       128,351
   Selling, general and
      administrative            227,289            --            --        (16,670)           --       210,619
   Amortization of
      purchased intangible
      assets                     23,588       (23,588)           --             --            --            --
   In-process research and
      development                 8,415            --        (8,415)            --            --            --
                             ----------     ---------       -------       --------      --------    ----------
Total operating expenses      1,558,667      (23,588)        (8,415)       (31,948)           --     1,494,716
                             ----------     ---------       -------       --------      --------    ----------
Operating income                255,938        23,588         8,415         31,948            --       319,889
                             ----------     ---------       -------       --------      --------    ----------
Income taxes                     46,916            --            --             --        14,954        61,870
                             ----------     ---------       -------       --------      --------    ----------
Net income                   $  242,681     $  23,588       $ 8,415       $ 31,948      $(14,954)   $  291,678
                             ----------     ---------       -------       --------      --------    ----------

                                 AMDOCS LIMITED
   RECONCILIATION OF SELECTED FINANCIAL METRICS FROM GAAP TO NON-GAAP (CONT'D)
                                 (IN THOUSANDS)

                                              NINE MONTHS ENDED
                                                JUNE 30, 2005
                             ---------------------------------------------------
                                             RECONCILIATION ITEMS
                                          -------------------------
                                          AMORTIZATION
                                          OF PURCHASED
                                           INTANGIBLE
                                GAAP         ASSETS      TAX EFFECT    NON-GAAP
                             ----------   ------------   ----------   ----------
Operating expenses:
   Cost of license           $    3,278      $    --       $    --    $    3,278
   Cost of service              929,487           --            --       929,487
   Research and
      development                97,567           --            --        97,567
   Selling, general and
      administrative            166,000           --            --       166,000
   Amortization of
      purchased intangible
      assets                      7,875       (7,875)           --            --
   In-process research
      and development                --           --            --            --
                             ----------      -------       -------    ----------
Total operating expenses      1,204,207       (7,875)           --     1,196,332
                             ----------      -------       -------    ----------
Operating income                261,096        7,875            --       268,971
                             ----------      -------       -------    ----------
Income taxes                     55,203           --         1,580        56,783
                             ----------      -------       -------    ----------
Net income                   $  220,837      $ 7,875       $(1,580)   $  227,132
                             ----------      -------       -------    ----------

                                 AMDOCS LIMITED
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                AS OF
                                                                      ------------------------
                                                                        JUNE 30,     SEPTEMBER
                                                                          2006       30, 2005
                                                                      -----------   ----------
                                                                      (Unaudited)    (Audited)
ASSETS
Current assets
Cash, cash equivalents and short-term interest-bearing investments     $1,207,552   $1,145,563
Accounts receivable, net, including unbilled of $43,925 and
   $28,994, respectively                                                  414,154      304,237
Deferred income taxes and taxes receivable                                 77,653      101,162
Prepaid expenses and other current assets                                  81,793       76,780
                                                                       ----------   ----------
   Total current assets                                                 1,781,152    1,627,742
Equipment, vehicles and leasehold improvements, net                       184,878      181,812
Goodwill and other intangible assets, net                               1,411,561    1,129,258
Other noncurrent assets                                                   318,740      263,656
                                                                       ----------   ----------
Total assets                                                           $3,696,331   $3,202,468
                                                                       ==========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accruals                                          $  512,636   $  462,276
Short-term portion of capital lease obligations and other financing
   arrangements                                                             1,938        8,480
Deferred revenue                                                          243,381      216,770
Deferred income taxes and taxes payable                                   175,210      171,377
                                                                       ----------   ----------
   Total current liabilities                                              933,165      858,903
0.50% Convertible notes                                                   450,000      450,000
Noncurrent liabilities and other                                          282,279      237,113
Shareholders' equity                                                    2,030,887    1,656,452
                                                                       ----------   ----------
Total liabilities and shareholders' equity                             $3,696,331   $3,202,468
                                                                       ==========   ==========